SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 13)
                    Under the Securities Exchange Act of 1934
       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


           Johns Manville Corporation (formerly Schuller Corporation)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   478129-10-9
                      ------------------------------------
                                 (CUSIP Number)

                     David T. Austern, Esq., General Counsel
                    Manville Personal Injury Settlement Trust
                                 P.O. Box 10415
                        8260 Willow Oaks Corporate Drive
                                Fairfax, VA 22031
                                 (703) 204-9300
              -----------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 15, 1998
                      ------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------------------
CUSIP NO. - 478129-10-9
-----------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Manville Personal Injury Settlement Trust; I.R.S.
         Identification No. 43-1301883
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  [ ]

                                                                       (b)  [x]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         124,927,110
    SHARES                 -----------------------------------------------------
 BENEFICIALLY              8.       SHARED VOTING POWER
  OWNED BY                          0
    EACH                   -----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
   PERSON                           124,927,110
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         124,927,110
--------------------------------------------------------------------------------

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

-----------------------
CUSIP NO. - 478129-10-9
-----------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Robert A. Falise*
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  [ ]

                                                                       (b)  [x]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          124,927,110
    EACH                   -----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    124,927,110
                           -----------------------------------------------------
--------
* Mr. Falise disclaims beneficial ownership of the shares of Common Stock owned by the Trust.

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         124,927,110
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

-----------------------
CUSIP NO. - 478129-10-9
-----------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Louis Klein, Jr.*
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  [ ]

                                                                       (b)  [x]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          124,927,110
    EACH                   -----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    124,927,110
                           -----------------------------------------------------
--------
* Mr. Klein disclaims beneficial ownership of all shares of Common Stock owned by the Trust.

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         124,927,110
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

-----------------------
CUSIP NO. - 478129-10-9
-----------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Frank J. Macchiarola*
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  [ ]

                                                                       (b)  [x]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          124,927,110
    EACH                   -----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    124,927,110
                           -----------------------------------------------------
--------
* Mr. Macchiarola disclaims beneficial ownership of the shares of Common Stock owned by the Trust.

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         124,927,110
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

-----------------------
CUSIP NO. - 478129-10-9
-----------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Christian E. Markey, Jr.*
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  [ ]

                                                                       (b)  [x]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          124,927,110
    EACH                   -----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    124,927,110
                           -----------------------------------------------------
--------
* Judge Markey disclaims beneficial ownership of all shares of Common Stock owned by the Trust.

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         124,927,110
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                        AMENDMENT NO. 13 TO SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                           JOHNS MANVILLE CORPORATION

         This Amendment No. 13 (this "Amendment") filed by the Manville
Personal Injury Settlement Trust, a New York trust (the "Trust"), Robert A. Falise (a Trustee of the Trust), Louis Klein, Jr. (a Trustee of the Trust), Frank J. Macchiarola (a Trustee of the Trust) and Christian E. Markey, Jr. (a Trustee of the Trust, and together with Messrs. Falise, Klein and Macchiarola, the "Trustees"), amends and supplements the Statement on Schedule 13D relating to the Trust's ownership of shares of Common Stock, par value $.01 per share (the "Common Stock") of Johns Manville Corporation (formerly known as Schuller Corporation), a Delaware Corporation ("the Company") filed with the Securities and Exchange Commission on December 8, 1988 by the Trust and its former trustees and the previous amendments and supplements thereto (as previously amended and supplemented, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Schedule 13D.


Item 4.  Purpose of the Transaction.

         Item 4 of the Schedule 13D is hereby further amended and supplemented as follows:

         On April 15, 1998, the Trust sold 3,600,000 shares of Common Stock to the Company pursuant to Share Repurchase Agreement, dated as of April 14, 1998 between the Company and the Trust (the "Purchase Agreement").

         The Trust periodically evaluates its investment in the Company in light of, among other things, the Company's performance, the Trust's purposes and cash needs, and market conditions and may determine to sell from time to time some or all of the shares of Common Stock which the Trust presently holds through open market sales, privately negotiated transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

         Following the consummation of the sale pursuant to the Purchase Agreement, the Trust has sole power to dispose of and to vote 124,927,110 shares of Common Stock. The Trustees share the power to direct the disposition or the voting of the 124,927,110 shares of Common Stock held by the Trust.

         Such 124,927,110 shares of Common Stock represent approximately 78.8% of the 158,576,088 shares of Common Stock outstanding on November 9, 1998 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998.

         Pursuant to the Purchase Agreement, the Trust sold, in a non-public transaction, 3,600,000 shares of Common Stock to the Company at a price of $13.00 per share of Common Stock equaling a total purchase price of $46,800,000.

         Each of the Trustees' hereby disclaims beneficial ownership of all of the shares of Common Stock owned by the Trust.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby further amended and supplemented by incorporating the responses contained in Items 4 and 5 of this Amendment.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 -- Share Repurchase Agreement, dated as of April 14, 1998 between the Company and the Trust (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998)

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:  December 17, 1998
                                          MANVILLE PERSONAL INJURY SETTLEMENT
                                          TRUST


                                          By:   /s/Robert A. Falise
                                                _______________________________
                                          Name:    Robert A. Falise
                                          Title:   Trustee


                                          By:   /s/Louis Klein, Jr.
                                                _______________________________
                                          Name:    Louis Klein, Jr.
                                          Title:   Trustee


                                          By:   /s/Frank J. Macchiarola
                                                _______________________________
                                          Name:    Frank J. Macchiarola
                                          Title:   Trustee


                                          By:   /s/Christian Markey, Jr.
                                                _______________________________
                                          Name:    Christian E. Markey, Jr.
                                          Title:   Trustee